Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2018

Highlights

For the three months ended December 31, 2018, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•                  Generated total revenues of $70.9 million, operating income of $33.0 million and net income of $8.8 million.

•                  Generated quarterly Adjusted EBITDA of $55.4 million.(1)

•                  Generated quarterly distributable cash flow of $27.3 million.(1)

•                  Reported a distribution coverage ratio of 1.51.(2)

•                  Fleet operated with 99.7% utilization for scheduled operations and 98.3% utilization taking into account the scheduled drydocking of the Ingrid Knutsen, which was offhire for 20 days in the fourth quarter of 2018.

Other events:

•                  On November 9, 2018, Equinor ASA (“Equinor”, formerly Statoil ASA) exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2020.

•                  On November 29, 2018, the Partnership announced that John Costain has decided to resign as Chief Executive Officer and Chief Financial Officer of the Partnership as of May 31, 2019 in order to pursue other interests.  The Partnership’s board of directors (the “Board”) has approved the appointment of Gary Chapman as the new Chief Executive Officer and Chief Financial Officer of the Partnership commencing June 1, 2019.

•                  On December 17, 2018, the Partnership’s subsidiary that owns the Windsor Knutsen and a subsidiary of Royal Dutch Shell (“Shell”) agreed to suspend the vessel’s time charter contract for a minimum of 10 months and a maximum of 12 months. The suspension period commenced March 4, 2019. During the suspension period, the Windsor Knutsen will operate under a time charter contract with Knutsen Shuttle Tanker Pool AS, a wholly owned subsidiary of Knutsen NYK Offshore Tankers AS (“Knutsen NYK”), on the same terms as the existing time charter contract with Shell.

•                  On February 14, 2019, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2018 to all common unitholders of record on February 1, 2019. On February 14, 2019, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended December 31, 2018 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $70.9 million for the three months ended December 31, 2018 (the “fourth quarter”) compared to $70.7 million for the three months ended September 30, 2018 (the “third quarter”). The increase in revenues was mainly due to increased earnings from the Hilda Knutsen, as the vessel completed its scheduled first special survey drydocking during the third quarter, and increased earnings from the Torill Knutsen, as the vessel completed its scheduled first special survey drydocking in the beginning of the fourth quarter. The increase was partly offset by reduced revenues from the Ingrid Knutsen due to the offhire period for the vessel as a result of its scheduled first special survey drydocking which commenced in the fourth quarter.

Vessel operating expenses for the fourth quarter of 2018 were $14.2 million, a decrease of $1.1 million from $15.3 million in the third quarter of 2018. The decrease was mainly due to the scheduled drydocking of the Hilda Knutsen and the Torill Knutsen which took place in the third quarter and lower operating costs on average due to the strengthening of the U.S. Dollar against the Norwegian Kroner (NOK). The decrease was partially offset by increased costs for the Ingrid Knutsen, which went offhire in the fourth quarter due to its scheduled drydocking.

General and administrative expenses were $1.3 million for the fourth quarter of 2018 compared to $1.3 million in the third quarter of 2018.

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Depreciation was $22.5 million for the fourth quarter of 2018, an increase of $0.1 million from $22.4 million in the third quarter of 2018. The increase is mainly due to increased depreciation for the Ingrid Knutsen and the Torill Knutsen due to drydock additions.

As a result, operating income for the fourth quarter of 2018 was $33.0 million compared to $31.7 million in the third quarter of 2018.

Interest expense for the fourth quarter of 2018 was $13.4 million, a decrease of $0.1 from $13.5 million for the third quarter of 2018.

Realized and unrealized loss on derivative instruments was $10.9 million in the fourth quarter of 2018, compared to a gain of $3.0 million in the third quarter of 2018. The unrealized non-cash element of the mark-to-market loss was $11.3 million for the fourth quarter of 2018 compared to a gain of $2.1 million for the third quarter of 2018. Of the unrealized loss for the fourth quarter of 2018, $9.9 million is related to a mark-to-market loss on interest rate swaps due to a decrease in the US swap rate and $1.4 million is related to foreign exchange contracts.

As a result, net income for the fourth quarter of 2018 was $8.8 million compared to $20.9 million for the third quarter of 2018.

Net income for the fourth quarter of 2018 decreased by $9.8 million from net income of $18.6 million for the three months ended December 31, 2017 to net income of $8.8 million for the three months ended December 31, 2018. The operating income for the fourth quarter of 2018 increased by $7.9 million compared to the fourth quarter of 2017, mainly due to increased earnings from the Brasil Knutsen and the Anna Knutsen being included in the Partnership’s results of operations from December 15, 2017 and March 1, 2018, respectively. Total finance expense for the fourth quarter of 2018 increased by $17.7 million compared to finance expense for the fourth quarter of 2017. The increase was mainly due to $4.2 million in increased interest expenses due to additional debt in connection with the acquisitions of the Brasil Knutsen and the Anna Knutsen and higher LIBOR margin. In addition, realized and unrealized loss on derivatives instruments increased by $13.9 million due to a decrease in the US swap rate in the fourth quarter of 2018.

Distributable cash flow was $27.3 million for the fourth quarter of 2018 compared to $26.3 million for the third quarter of 2018. The increase in distributable cash flow is mainly due to increased earnings from the Hilda Knutsen and the Torill Knutsen as a result of off-hire due to their scheduled drydocking in the third quarter of 2018 and lower operating expenses on average for the fleet. The increase was partially offset by reduced earnings from the Ingrid Knutsen as a result of its scheduled drydocking which started in the third quarter of 2018. The distribution declared for the fourth quarter of 2018 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

The Partnership’s vessels operated throughout the fourth quarter of 2018 with 99.7% utilization for scheduled operations and 98.3% utilization considering the scheduled drydocking of the Ingrid Knutsen.

The Ingrid Knutsen went offhire on November 1, 2018 for the mobilization trip to a shipyard in Denmark in order to complete her planned 5-year special survey drydocking. The Ingrid Knutsen went back on charter on November 22, 2018.

On November 9, 2018, Equinor exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2020. Following the exercise of the option, Equinor has four one-year options to extend the time charter.

On December 17, 2018, the Partnership’s subsidiary that owns the Windsor Knutsen and Shell agreed to suspend the vessel’s time charter contract for a minimum of 10 months and a maximum of 12 months. The suspension period commenced March 4, 2019. During the suspension period, the Windsor Knutsen will operate under a time charter contract with Knutsen Shuttle Tanker Pool AS, on the same terms as the existing time charter contract with Shell. The Partnership agreed to the suspension of the contract with Shell and the substitute time charter in order to accommodate the mutual needs of Shell and Knutsen Shuttle Tanker Pool AS.

Financing and Liquidity

As of December 31, 2018, the Partnership had $70.4 million in available liquidity, which consisted of cash and cash equivalents of $41.7 million and $28.7 million of capacity under its revolving credit facilities. The revolving credit facilities mature in August 2019 and September 2023. The Partnership’s total interest-bearing debt outstanding as of December 31, 2018 was $1,087.3 million ($1,077.3 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the fourth quarter of 2018 was approximately 2.1% over LIBOR.

As of December 31, 2018, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $30.0 million against the NOK at an average exchange rate of NOK 8.14 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of December 31, 2018, the Partnership had entered into various interest rate swap agreements for a total notional amount of $555.5 million to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2018, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.86% under its interest rate swap agreements, which have an average maturity of approximately 4.9 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2018, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $490.1 million based on total interest bearing debt outstanding of $1,087.3 million, less interest rate swaps of $555.5 million and less cash and cash equivalents of $41.7 million. The Partnership’s outstanding interest bearing debt of $1,087.3 million as of December 31, 2018 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2019	$84,534	$25,000
2020	85,945	—
2021	86,545	70,811
2022	71,210	236,509
2023 and thereafter	70,715	356,078
Total	$398,949	$688,398

Distributions

On November 14, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2018 to all common unitholders of record as of the close of business on November 1, 2018. On November 14, 2018, the Partnership also paid a cash distribution to the Series A Preferred unitholders with respect to the quarter ended September 30, 2018 in an aggregate amount equal to $1.8 million.

On February 14, 2019, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2018 to all common unitholders of record on February 1, 2019. On February 14, 2019, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended December 31, 2018 in an aggregate amount equal to $1.8 million.

Management Change

On June 1, 2019, Gary Chapman will become the Chief Executive Officer and Chief Financial Officer of the Partnership. Mr. Chapman is a fellow of the Institute of Chartered Accountants in England and Wales and currently serves as the Chief Financial Officer of Biggin Hill Airport Ltd, a private company which owns a business aviation airport in London. From 2008 to July 2017, Mr. Chapman served as the finance director of NYK Energy Transport (Atlantic) Limited and from 2003 to 2008 as the European head of tax for the NYK Group Europe. Prior to 2003, Mr. Chapman served in various roles for KPMG. Mr. Chapman will continue to serve as the Chief Financial Officer of Biggin Hill Airport Ltd. concurrently with his role as Chief Executive Officer and Chief Financial Officer of the Partnership until December 1, 2019.

Outlook

There are no dry dockings scheduled for any of the Partnership’s fleet during the 2019 year.

As of December 31, 2018, the Partnership’s fleet of sixteen vessels had an average remaining fixed contract duration of 3.7 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.4 years on average.

On September 26, 2018, Knutsen NYK, the owner of the Partnership’s general partner, entered into new long term charters with Equinor for two Suezmax DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries in South Korea with delivery scheduled in the second half of 2020.Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that significant growth in demand exists and that this will continue for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 5.5 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, March 14, 2019 at noon (Eastern Time) to discuss the results for the fourth quarter of 2018, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•                  By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•                  By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

March 13, 2019

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year ended December 31,
(U.S. Dollars in thousands)	December 31, 2018	September 30, 2018	December 31, 2017	2018	2017
Time charter and bareboat revenues (1) (2)	$70,878	$70,706	$59,247	$278,191	$212,501
Loss of hire insurance recoveries	—	—	1,750	450	5,176
Other income (3)	53	12	592	815	1,526
Total revenues	70,931	70,718	61,589	279,456	219,203
Vessel operating expenses	14,221	15,289	15,172	56,730	46,709
Depreciation	22,450	22,400	20,079	88,756	71,583
General and administrative expenses	1,289	1,307	1,308	5,290	5,555
Total operating expenses	37,960	38,996	36,559	150,776	123,847
Operating income	32,971	31,722	25,030	128,680	95,356
Finance income (expense):
Interest income	247	196	101	739	248
Interest expense	(13,364)	(13,472)	(9,208)	(49,956)	(30,714)
Other finance expense	(228)	(406)	(450)	(1,260)	(1,406)
Realized and unrealized gain (loss) on derivative instruments (4)	(10,905)	3,000	3,015	4,039	4,831
Net gain (loss) on foreign currency transactions	91	(100)	128	(79)	(267)
Total finance expense	(24,159)	(10,782)	(6,414)	(46,517)	(27,308)
Income before income taxes	8,812	20,940	18,616	82,163	68,048
Income tax benefit (expense)	18	(9)	24	2	16
Net income	8,830	20,931	18,640	82,165	68,064
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	31,422	32,694	30,068
General Partner units	615	615	591	615	567

(1)         In May 2014, the Financial Accounting Standards Board (the “FASB”) issued accounting standards update (“ASU”) 2014-09 “Revenue from Contracts With Customers (Topic 606)” and subsequent amendments. The Partnership adopted the new revenue standard on January 1, 2018 and there is no impact on the adoption of this standard on the Unaudited Consolidated Financial Statements.

(2)         Time charter revenues for the fourth quarter of 2018, the third quarter of 2018 and the fourth quarter of 2017 include a non-cash item of approximately $0.9 million, $1.1 million and $0.7 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.

(3)         Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate was paid by Knutsen NYK until April 15, 2018.

 (4)      Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended December 31
(U.S. Dollars in thousands)	December 31, 2018	September 30, 2018	December 31, 2017	2018	2017
Realized gain (loss):
Interest rate swap contracts	$711	$716	$(764)	$1,180	$(2,840)
Foreign exchange forward contracts	(359)	204	—	1,084	280
Total realized gain (loss):	352	920	(764)	2,264	(2,560)
Unrealized gain (loss):
Interest rate swap contracts	(9,896)	2,384	4,566	4,428	5,514
Foreign exchange forward contracts	(1,361)	(304)	(787)	(2,653)	1,877
Total unrealized gain (loss):	(11,257)	2,080	3,779	1,775	7,391
Total realized and unrealized gain (loss) on derivative instruments:	$(10,905)	$3,000	$3,015	$4,039	$4,831

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2018	At December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$41,712	$46,104
Amounts due from related parties	1,141	571
Inventories	2,443	2,241
Derivative assets	4,621	1,579
Other current assets	2,462	5,610
Total current assets	52,379	56,105

Long-term assets:
Vessels, net of accumulated depreciation	1,767,080	1,723,023
Intangible assets, net	1,891	2,497
Derivative assets	11,667	9,850
Accrued income	3,807	1,693
Total Long-term assets	1,784,445	1,737,063
Total assets	$1,836,824	$1,793,168

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$4,800	$5,224
Accrued expenses	6,464	6,504
Current portion of long-term debt	106,926	92,985
Current portion of derivative liabilities	1,740	978
Income taxes payable	130	175
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	5,771	9,980
Amount due to related parties	1,070	5,450
Total current liabilities	128,419	122,814

Long-term liabilities:
Long-term debt	970,365	933,630
Derivative liabilities	345	164
Contract liabilities	5,203	6,722
Deferred tax liabilities	453	624
Total long-term liabilities	976,366	941,140
Total liabilities	1,104,785	1,063,954
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	631,244	628,471
General partner interest	11,531	11,479
Total partners’ capital	642,775	639,950
Total liabilities and equity	$1,836,824	$1,793,168

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated		Series A
(U.S. Dollars in thousands)	Common Units	Subordinated Units	General Partner Units	Other Comprehensive Income (Loss)	Total Partners’ Capital	Convertible Preferred Units
Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770	$—
Net income	54,794	5,052	1,256	—	61,102	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(48,820)	(10,088)	(1,253)	—	(60,161)	—
Conversion of subordinated units to common units	94,123	(94,123)	—		—	—
Consolidated balance at December 31, 2016	$511,413	$—	$10,297	$—	$521,710	$—
Net income	61,651	—	1,160	—	62,811	5,253
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(64,307)	—	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units	119,714	—	1,232		120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	—	87,464
Consolidated balance at December 31, 2017	$628,471	$—	$11,479	$—	$639,950	$89,264
Net income	73,581	—	1,384	—	74,965	7,200
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,804)	—	(1,332)	—	(72,136)	(7,200)
Net proceeds from issuance of common units	(4)	—	—	—	(4)	—
Consolidated balance at December 31, 2018	$631,244	$—	$11,531	$—	$642,775	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017
OPERATING ACTIVITIES
Net income	$82,165	$68,064
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	88,756	71,583
Amortization of contract intangibles / liabilities	(912)	(1,089)
Amortization of deferred revenue	(1,056)	(1,487)
Amortization of deferred debt issuance cost	3,188	1,737
Drydocking expenditure	(12,421)	(6,885)
Income tax expense	(2)	(16)
Income taxes paid	(190)	(219)
Unrealized (gain) loss on derivative instruments	(2,076)	(7,391)
Unrealized (gain) loss on foreign currency transactions	45	45
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(49)	62,391
Decrease (increase) in inventories	55	(358)
Decrease (increase) in other current assets	3,256	(1,724)
Decrease (increase) in accrued revenue	(2,114)	(540)
Increase (decrease) in trade accounts payable	(1,297)	2,195
Increase (decrease) in accrued expenses	(1,052)	142
Increase (decrease) prepaid revenue	(3,154)	1,435
Increase (decrease) in amounts due to related parties	(4,496)	(33,298)
Net cash provided by operating activities	148,646	154,585

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(117)	(849)
Acquisition of Anna Knutsen (net of cash acquired)	(15,376)	—
Acquisition of Brasil Knutsen (net of cash acquired)	—	(547)
Acquisition of Lena Knutsen (net of cash acquired)	—	(32,766)
Acquisition of Vigdis Knutsen (net of cash acquired)	—	(28,321)
Acquisition of Tordis Knutsen (net of cash acquired)	—	(32,374)
Net cash (used in) investing activities	(15,493)	(94,857)

FINANCING ACTIVITIES
Proceeds from long-term debt	497,779	211,500
Repayment of long-term debt	(527,979)	(297,708)
Repayment of long-term debt from related parties	(22,535)	(93,369)
Payment of debt issuance cost	(5,301)	(1,241)
Cash distribution	(79,336)	(68,970)
Net proceeds from issuance of common units	(4)	120,946
Net proceeds from sale of Convertible Preferred Units	—	87,464
Net cash (used in) financing activities	(137,376)	(41,378)
Effect of exchange rate changes on cash	(169)	90
Net increase in cash and cash equivalents	(4,392)	18,440
Cash and cash equivalents at the beginning of the period	46,104	27,664
Cash and cash equivalents at the end of the period	$41,712	$46,104

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended December 31, 2018 (unaudited)	Three Months Ended September 30, 2018 (unaudited)
Net income	$8,830	20,931
Add:
Depreciation	22,450	22,400
Other non-cash items; deferred costs amortization debt	683	1,234
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	11,257	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(13,250)	(13,250)
Distribution to Convertible Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(291)	(478)
Other non-cash items; accrued income	(615)	(615)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	—	(2,080)
Distributable cash flow	$27,264	26,342
Distributions declared	$18,034	18,034
Distribution coverage ratio (1)	1.51	1.46

(1)      Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended December 31, 2018 (unaudited)	Three Months Ended September 30, 2018 (unaudited)
Net income	$8,830	$20,931
Interest income	(247)	(196)
Interest expense	13,364	13,472
Depreciation	22,450	22,400
Income tax expense	(18)	9
EBITDA	44,379	56,616
Other financial items (a)	11,042	(2,494)
Adjusted EBITDA	55,421	54,122

(a)              Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                  Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                  forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•                  KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•                  KNOT Offshore Partners’ anticipated growth strategies;

•                  the effects of a worldwide or regional economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  fluctuations in the price of oil;

•                  general market conditions, including fluctuations in hire rates and vessel values;

•                  changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•                  KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•                  the repayment of debt and settling of any interest rate swaps;

•                  KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•                  KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•                  KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•                  KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•                  KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                  the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•                  timely purchases and deliveries of newbuilds;

•                  future purchase prices of newbuilds and secondhand vessels;

•                  any impairment of the value of KNOT Offshore Partners’ vessels;

•                  KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•                  availability of skilled labor, vessel crews and management;

•                  KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                  the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  KNOT Offshore Partners’ ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of KNOT Offshore Partners’ securities in the public market;

•                  KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.